Ponto, LLC
(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS
(Unaudited)

ACCOUNTANTS' COMPILATION REPORT

DECEMBER 31, 2020 AND 2019

PONTO, LLC

(A Delaware Limited Liability Company)

Balance Sheets

December 31, 2020 and 2019

(See Accountant's Compilation Report) (Unaudited)

		2020		2019
Assets				
Current assets:				
Cash and cash equivalents	$	64,771	$	994
Accounts receivable				
Inventory	$	69,656		
Inventory Deposit	$	45,300		
Total current assets	$	179,727	$	994
Fixed Assets				
Tooling	$	38,640	$	2,100
Accumulated Depreciation	$	(9,408)	$	(2,100)
	$	29,232	$	-
Total	**$**	**208,959**	**$**	**994**

Liabilities and Stockholders' Equity				
Accounts Payable	$	458		
Credit Card	$	10,787	$	391
Sales Tax Payable	$	713		
Other Current Liabilities				
Total Current Liabilities	$	11,958	$	391
Loans from Members	$	149,705	$	30,000
SBA Disaster loan	$	20,000		
SBA CDC loan	$	150,000		
Convertible Promissory Notes	$	33,500		
Other loans	$	41,558	$	20,000
KickStarter Sales	$	11,533	$	45,155
Total Long Term Liabilities	$	406,296	$	95,155
Total Liabilities	$	418,254	$	95,546
Members' Equity				
Contributed Capital	$	56,104	$	48,215
Retained deficit	$	(265,399)	$	(142,766)
	$	(209,295)	$	(94,551)
Total	**$**	**208,959**	**$**	**994**

See accompanying notes to financial statements

(1)

PONTO, LLC

(A Delaware Limited Liability Company)

Statements of Operations

For the Years Ended December 31, 2020 and 2019

(See Accountant's Compilation Report) (Unaudited)

		2020		2019
Revenues				
Sales	$	65,161		
Returns & Allowances	$	(6,503)		
	$	58,658	$	-
Cost of Goods Sold				
Products	$	27,783		
Gross profit	$	30,875	$	-
Operating Expenses				
Sales and marketing expenses	$	89,695	$	79,853
Research & Development	$	15,733	$	33,785
General and Administrative expenses				
Automobile				
Bank Fees	$	760		
Contactors	$	4,948		
Dues and Subscriptions	$	1,990		
Insurance Expense				
Legal and Professional Fees	$	11,203	$	9,258
Licenses & Fees	$	1,397		
Meals & Entertainment	$	406		
Miscellaneous	$	6,943	$	14,888
Office Expenses				
Salaries and Wages	$	6,350		
Rent				
Storage- Warehouse	$	2,509		
Depreciation	$	7,308	$	2,100
Total Operating Expenses	$	149,241	$	139,884
Other Income & Expenses				
Interest Expense	$	4,267		
Taxes				
		4,267		0
Net income (loss)		**(122,633)**		**(139,884)**

PONTO, LLC

(A Delaware Limited Liability Company)

Statement of Members' Equity

For the two years ended December 31, 2020 and 2019

(See Accountant's Compilation Report) (Unaudited)

Members' Equity

	2020	2019
Contributed Capital	56,104	48,215
Retained Deficit	(142,766)	(2,882)
Net Income (loss)	(122,633)	(139,884)
Balance, December 31, 2020	**(209,295)**	**(94,551)**

Statement of Cash Flows
For the Years ended December 31, 2020 and 2019
(See Accountant's Compilation Report) (Unaudited)

	2020	2019
Cash Flow From Operating Activities		
Net income (loss)	$ (122,636)	$ (139,884)
Depreciation	$ 7,308	$ 2,100
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	$ (151,492)	$ (2,100)
Increase (Decrease) in accounts payable		
Increase (Decrease) in other liabilities	$ 11,568	$ 391
Net cash provided by (utilized in) operating activities	(255,252)	(139,493)
Cash flow (absorbed in) from Investing activities		
Development of Software Application		
Organization costs		
Net cash invested in assets	$ -	$ -
Financing Activities		
Proceeds from the issuance of note payable, stockholder	311,140	95,155
Increase (decrease) in accrued expense		
Contributed Capital	7,889	44,699
Net cash used in financing activities	319,029	139,854
Net (decrease)/increase in cash and cash equivalents	63,777	361
Cash and cash equivalents, beginning of year	994	633
Cash and cash equivalents, end of period	$ 64,771	$ 994

Alan T. Schiffman, CPA, PC

Financial Strategists   Business Consultants

1166 Dimock Lane   Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net WebSight: alantschiffman.com

Independent Accountants' Compilation Report

Board of Directors
Ponto, L.L.C.
Redding, California

Management is responsible for the accompanying financial statements of Ponto, L.L.C., which comprise the statement of assets liabilities and members' equity (deficiency), as of the years ended, December 31, 2020 and 2019, and the related statements of revenue and expenses, changes in members' equity (deficiency) and cash flows, for the two years then ended in accordance with accounting principles generally accepted in the United States of America.

We have performed compilation engagements in accordance with tsshe Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Alan T Schiffman, CPA, PC

Naples, Florida
April 29, 2021

Ponto, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Ponto, LLC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in Delaware on July 31, 2018. The Company makes and sells eco-concious footwear brand. The Company’s headquarters are in Redding, California. The company began operations in 2018.

Since Inception, the Company has relied on contributions from owners (see Note 7) and the issuance of loans (see Note 5) to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019 , the Company had $64,771 and $994 of cash on hand, respectively.

Inventory

Inventory includes shoe making materials and shipping material, all recorded at first in first out cost.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for the furniture.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling foot ware. The Company's payments are generally collected upfront.

For years ending December 31, 2020 and 2019 the Company recognized $58,658 and $ 0 in revenue respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31, 2020 and $ 0 in 2019:

	2020
Materials	$52,226
Shipping material	$17,440
	$69,656

Cost of inventory sold as reported above excludes freight, assembly, shipping, and other expenses that are included in cost of sales on the statement of operations.

NOTE 4 – FIXED ASSETS

Fixed Assets consist of furniture. As of December 31, 2020 and 2019, the Company had $38,640 and $2,100 in net fixed assets. The following table shows the details of the fixed assets.

	2020	**2019**
Tooling	$38,640	$ 2,100
Accumulated depreciation	($ 9,408)	($ 2,100)
Total	**$29,232**	**$ 0**

NOTE 5 – CONVERTIBLE PROMISSORY NOTES

In March, 2020, the Company entered into a loan agreement for $33,500 with an interest rate of 7.00% and a maturity date of March 9, 2022. The Convertible Promissory Notes are convertible into Membership units at the rate dependent upon a future valuation or liquitdity event before their maturity date, with a valuation cap of $7,500,000.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 7 – MEMBER'S CAPITAL

Member contributions

For years ending December 31, 2020 and 2019, members of the company have contributed $56,104 and $48,215 respectively to the Company. Contributions or withdrawals from the Company by the members have been accounted for on the balance sheet under "Member's Equity". The authorized number of units is 100,000, 90,000 are issued and outstanding and there are 10,000 membership units reserved for Grants and Restricted membership interests. There is one class of membership unit, having voting rights based upon percentage of ownership. There are 2,500 restricted membership units issued and outstanding, 1,500 maturing August 2023 and 1,000 maturing February 2024.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

CROWD FUND OFFERING

On May 10, 2021, the Company entered into an agreement with Wefunder Portal LLC, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $60,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $60,000 to $1,070,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's.

The Crowdfunded Offering is being made through Wefunder Portal LLC. In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Wefunder on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Wefunder Commissions means cash Proceeds equal to 6.5% of the amount raised by the Company from the Successful Offering.

f) *Surcharges* means the following fees as incurred by the Wefunder commissions on the funds successfully raised are 6.5% of the total fundraise, only if successful.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $60,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through December 24, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.